FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May, 25 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Signet Group plc

2. Name of shareholder having a major interest

BriTel Fund Trustees Limited for Trustees of BT Pension Scheme

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial Interest.  Please see letter below from BriTel Fund Trustees
Limited.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see letter below.

5. Number of shares / amount of stock acquired

Not stated.

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

0.5p Ordinary Shares

10. Date of transaction

24 May 2006

11. Date company informed

25 May 2006

12. Total holding following this notification

See below.

13. Total percentage holding of issued class following this notification

See below.

14. Any additional information

-

15. Name of contact and telephone number for queries

Mark Jenkins

16. Name and signature of authorised company official responsible for making this notification

Date of notification

25 May 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

LETTER FROM BRITEL FUND TRUSTEES LIMITED FOR TRUSTEES OF BT PENSION SCHEME (See
Note 1)

Holdings in: Signet Group.  Issued capital: 1,736,507,591

As at 24 May 2006

Registered Holders:    Held on behalf of:  No. of Shares   % of issued capital

Direct Holdings:       (See Note 2)
BritTel Fund Nominees  Trustees of BT       3,119,659             0.180
Limited                Pension Scheme

Subsidiary Holdings:   (See Note 3)
Chase Nominees Ltd     Hermes Assured      13,884,948             0.799
                       Limited

Indirect Holdings:     (See Note 4)
Chase Nominees Ltd     Hermes UK Focus     19,643,057
                       Fund (FF)

Chase Nominees Ltd     The Second           7,239,379
                       Hermes UK Focus
                       Fund (SF)

Chase Nominees Ltd     The Third           11,427,601
                       Hermes UK Focus
                       Fund (TF)

Total indirect Holdings:                   38,310,037              2.206

Total Interest:                            55,314,644              3.185

Stock on Loan                              1,852,518               0.107

Note 1: The Trustees of the BT Pension Scheme control Britel Fund Trustees
Limited, which is the owner of Hermes Pensions Management Limited.  Hermes Focus
Asset Management Limited, Hermes Investment Management Limited, Hermes Assured
Limited and Hermes SLP Limited are all subsidiaries of Hermes Pensions
Management Limited.

Note 2: These shares are held on behalf of the Trustees of the BT Pension Scheme in funds managed by Hermes Investment Management Limited.

Note 3: These shares are held directly by Hermes Assured Limited, a subsidiary of Hermes Pensions Management Limited.

Note 4: These shares are held through an interest in four UK Limited
Partnerships, in which Hermes Focus Asset Management Limited is a General
Partner and Hermes SLP Limited is a Limited Partner.  Hermes Investment
Management Limited is a General Partner in FF, TF and SC.  Britel Fund Trustees
Limited is a Limited Partner in FF and SC, through which some of these assets of the BT Pension Scheme are invested.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:    May 25, 2006